Exhibit 99.1

Auryn to Acquire Eastmain Resources and Spin Out Peruvian Assets

Combination to Create Fury Gold, a Leading Canadian Gold Developer

Vancouver & Toronto, Canada – July 29, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn”) and Eastmain Resources Inc. (TSX: ER) (“Eastmain”) are pleased to announce that they have entered into a definitive agreement (the “Agreement”) pursuant to which Auryn will acquire all of the issued and outstanding shares of Eastmain, immediately following a spin out of Auryn’s Peruvian projects to Auryn shareholders and completion of a concurrent financing (collectively, the “Transaction”). The Transaction will create Fury Gold Mines Limited (“Fury Gold”) and two independent spin-out entities (“SpinCos”) which will hold Auryn’s Peruvian projects.

Concurrent with the spin-out of the Peruvian projects, Fury Gold will consolidate its shares by approximately 10:7 such that approximately 110 million Fury Gold shares will be outstanding after the Eastmain acquisition (pre-financing), of which 69% will be owned by current Auryn shareholders and 31% will be owned by current Eastmain shareholders. Fury Gold is expected to remain listed on the TSX and NYSE American exchanges, and will be led by new President & CEO, Mike Timmins, whose bio follows below.

Eastmain shareholders as of the closing date of the Transaction will be entitled to receive approximately 0.117 of a Fury Gold share (approximately 0.165 of an Auryn share pre-consolidation) for each Eastmain share (the “Eastmain Exchange Ratio”). After adjustment for the assumed value of the SpinCo shares based on an independent valuation report received by Auryn, the C$121M offer represents approximately C$0.42 per Eastmain share, representing a premium of 137% to the closing market price of the Eastmain shares on July 29, 2020, and a premium of 123% based on the 20 day volume weighted average price of the Eastmain shares.

Transaction Highlights

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Auryn to spin out Peruvian assets into two new SpinCo companies – “SpinCo Sombrero” consisting of the Sombrero project and “SpinCo Curibaya” consisting of the Curibaya and Huilacollo projects described below. Auryn engaged Evans and Evans Inc. to provide a comprehensive valuation report on the value of the two SpinCos. The midpoint of Evans & Evans, Inc.’s value range for the SpinCos is US$45.5M.
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Auryn shareholders to receive approximately 0.7 shares of Fury Gold together with one share in each SpinCo for each Auryn share held as of the closing date of the Transaction.
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Auryn to combine its Canadian assets and operations (Committee Bay in Nunavut and Homestake Ridge in British Columbia) with Eastmain’s assets (Eau Claire and Eleonore South Joint Venture in Quebec) to create a Canadian developer platform with an aggressive growth strategy.
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Mike Timmins, former Agnico Eagle VP of Corporate Development, to lead Fury Gold as President, CEO and Director.
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Concurrent private placement of Fury Gold subscription receipts, raising a minimum of $15 million (the “Financing”).
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Fury Gold to commence a 50,000-meter drill program at Eau Claire shortly after closing of the Transaction.
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Fury Gold will provide updated exploration plans for Homestake Ridge and Committee Bay after closing of the Transaction.

Further Particulars of Transaction

Fury Gold will have approximately 110 million shares issued and outstanding (pre-financing) of which 69% will be owned by former Auryn shareholders and 31% will be owned by former Eastmain shareholders. Fury Gold will also have approximately 9 million options and warrants outstanding on completion of the Transaction. Any options or warrants exercised prior to the closing of the Transaction will not alter the 69%/31% ownership of Fury Gold.

The spin out of Auryn’s Peruvian assets will result in two independent companies, one holding the Sombrero property, and the second holding the Curibaya and Huilacollo properties, with approximately C$7.5 million in combined cash to fund their future operations. Auryn shareholders will receive, for each Auryn share held as of the closing date of the Transaction, a full share in each of these two companies, which will be reporting issuers in Canada. Stock exchange listings will not be immediately sought for either SpinCo.

Holders of Eastmain options will receive appropriately adjusted replacement options of Fury Gold and Eastmain’s outstanding warrants will be adjusted so that on exercise, holders will receive shares of Fury Gold adjusted to reflect the Eastmain Exchange Ratio. Holders of options and warrants of Auryn will receive appropriately adjusted replacement options and warrants of New Auryn, which will be exercisable into shares of Fury Gold and the two SpinCos as if exercised prior to completion of the Transaction.

STRONG BENEFITS TO SHAREHOLDERS

Benefits to Shareholders of Both Companies

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The combination of Eastmain’s portfolio with Auryn’s Canadian projects into one Canadian-focused gold exploration and development company;
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An experienced leadership team with exploration and development pedigrees and a track record of creating shareholder value;
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A strong technical team, led by SVP of Exploration, Michael Henrichsen, P. Geo, with access to a team of experts responsible for discovering and developing millions of ounces of gold globally; and
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A well-funded company with ample resources for acceleration of step-out exploration, drilling and development.

Benefits to Auryn Shareholders

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Adds a cornerstone development project in Eau Claire, an advanced staged high-grade gold project in close proximity to Newmont’s Eleonore gold mine;
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Separation of Auryn’s opportunities by commodity and country, allowing for Canadian and Peruvian projects to be valued separately; and
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100% participation in the Peruvian projects through the SpinCos, each of which will hold sufficient cash for exploration and the obtaining of permits.

Benefits to Eastmain Shareholders

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Immediate premium and strong re-rating potential;
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Eliminates single asset risk and enhances growth optionality; and
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Participation in the substantial upside of Committee Bay and Homestake Ridge.

A Message from Ivan Bebek, Executive Chairman & Director of Auryn:

“Auryn has spent a considerable amount of time and money developing a tier-one exploration portfolio. The splitting of Auryn should unlock considerable value for Auryn shareholders, and importantly, results in three, commodity-specific exploration companies well-positioned for major discoveries as we head into the bull market.

“Fury Gold will combine the high-grade gold projects; Committee Bay in Nunavut, Homestake Ridge in B.C and Eau Claire in Quebec, to offer investors a robust Canadian, gold-focused exploration and development company. We are very excited to welcome Mike Timmins as CEO of this new endeavour and believe that his impressive pedigree combined with our world-class technical team will successfully execute on our goal of creating significant shareholder value through discovery and development in all three jurisdictions.

“Sombrero and Curibaya are premier exploration targets in Peru and we are in the final phases of permitting for inaugural drill programs. We plan to significantly enhance the value of these entities over the coming months, prior to their relisting, through achieving drill permits, completing additional community agreements to provide access to more areas, identifying additional high priority targets and further value-added acquisitions.”

A Message from Laurie Curtis, Chairman of Eastmain:

“The Board of Eastmain strongly endorses the Transaction, as we believe it is in the best interests of all our shareholders and stakeholders. Fury Gold will have the capability and access to capital to develop and finance Eau Claire. We want to commend our interim President and CEO Blair Schultz for his efforts in delivering this strong partner and to thank our entire team for their efforts moving this Transaction to a positive conclusion. The time is right and Fury Gold opens up a new horizon for all of our stakeholders.”

Fury Gold

Fury Gold will hold three core Canadian gold projects: Eau Claire in Quebec, Committee Bay in Nunavut and Homestake Ridge in British Columbia. Secondary assets will include Gibson MacQuoid in Nunavut and 36.7% of the Eleonore South Joint Venture in Quebec.

Eau Claire (Quebec):
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~113,000 hectares in Central James Bay
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PEA completed in 2018
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Resource (as of February 4, 2018):
o
Measured & Indicated: 853,000 ounces of 6.18 g/t Au
o
Inferred: 500,000 ounces of 6.53 g/t Au
Committee Bay (Nunavut):
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~300 km greenstone belt
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Resource (as of May 31, 2017):
o
Indicated: 524,000 ounces of 7.85 g/t Au
o
Inferred: 720,000 ounces of 7.64 g/t Au
Homestake Ridge (British Columbia):
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~7,500 hectares in the Golden Triangle
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Amended PEA dated June 24, 2020
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Resource (as of May 29, 2020):
o
Indicated: 165,000 ounces of 7.02 g/t Au
o
Inferred: 816,000 ounces of 4.58 g/t Au

A Message from Mike Timmins, President & CEO of Fury:

“I am excited by this new opportunity presented by Fury Gold. The Transaction reflects Auryn’s long-term strategy of acquiring promising, early-stage gold projects and leveraging a broad range of technical skill sets to add value through focused exploration and development. I look forward to leading a team of experienced and talented professionals that are capable of taking big steps to drive growth.”

Proposed Board of Directors of Fury Gold

The proposed board will consist of current Auryn directors, Ivan Bebek, Jeffrey Mason and Steve Cook, current Eastmain directors, Michael Hoffman and Blair Schultz, with the addition of Mike Timmins as CEO and director.

Ivan Bebek, Chair:

Mr. Bebek has over 20 years of experience in mineral project acquisition, financing and exit strategies. Mr. Bebek was formerly the President, CEO and co-founder of Cayden Resources, which was sold to Agnico Eagle Mines for $205 million in November 2014, and a co-founder of Keegan Resources (now Galliano Gold). Mr. Bebek is a cofounder, Co-Chairman and Director of Torq Resources (formerly, Stratton Resources).

Mike Timmins, President, Chief Executive Officer, Director:

Mr. Timmins brings over 20 years of experience as a mining executive from his work with a number of companies, including Agnico Eagle Mines and Placer Dome. Mr. Timmins was Vice President of Corporate Development at Agnico, where he played a key role in the development of the Kittila mine in northern Finland and in the acquisition of Osisko Mining for C$3.9 billion. He has degrees from Queen’s University (EMBA), the University of British Columbia (M. Sc. Metallurgy) and Bishop’s University (B.Sc.). Mr. Timmins also serves as a Director and Audit Committee member for Excellon Resources.

Blair Schultz, Director:

Mr. Schultz, a director of Eastmain since April 2016, brings over 20 years of experience in financial, operational and capital markets. He spent 14 years at K2 and Associates Investment Management Inc. before taken on several board and executive roles at mining companies, most notably the resurrection of Klondex Mining. More recently he organized the spinout 1911 Gold Corp from Klondex and RTO’d Arizona Metals into a CPC shell. He is currently on the Board of Directors for 1911 Gold Corp and Solstice Gold Corp. Mr. Schultz holds an Honours Bachelor of Mathematics degree from the University of Waterloo with a Business Administration option from Wilfred Laurier University.

Jeffrey Mason, Director:

Mr. Mason is a CPA and holds an ICD.D. He has extensive experience in the exploration, development, construction and operation of precious and base metals projects in the Americas, Asia and Africa, including 15 years as a Principal, Board Director and Chief Financial Officer for the Hunter Dickinson group of companies. He began his career with Deloitte LLP as a CPA, followed by six years at Barrick Gold Corporation. Overall, Mr. Mason has served as Chief Financial Officer, Chief Financial Officer, Corporate Secretary and Board Director for over 20 public companies listed on the TSX, TSXV, NYSE American and NASDAQ. Most recently, he was the Chair of the board and interim CEO of Great Panther Mining. Mr. Mason currently serves as an Independent Director of Torq Resources.

Steve Cook, Director:

Mr. Cook is a practicing tax partner at the law firm of Thorsteinssons LLP in Vancouver. He received his B. Comm. and LL.B. degrees from the University of British Columbia and was called to the British Columbia Bar in 1982. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation and civil and criminal tax litigation. He has served on the board of Brett Resources, prior to it being acquired by Osisko Mining, and Cayden Resources, prior to it being acquired by Agnico Eagle Mines. Mr. Cook currently serves as a Director of Torq Resources and Lasalle Exploration.

Michael Hoffman, Director:

Mr. Hoffman, a director of Eastmain since March 2016, is an experienced mining executive with over 30 years of practice including engineering, mine operations, corporate development, projects and construction. Mr. Hoffman also has direct northern Canadian mining experience including operations and projects. He currently serves as a director of Velocity Minerals and 1911 Gold. Mr. Hoffman is a Mining Engineering graduate from Queen’s University and is a Professional Engineer in the province of Ontario. He is also a member of the Institute of Corporate Directors.

Proposed Advisory Board

Shawn Wallace:

Mr. Wallace has been involved in all aspects of the mining industry, from mineral exploration and project management, to financing, mergers & acquisitions and corporate development. Over the past 30 years, Mr. Wallace has been instrumental in building numerous high-quality mineral exploration, development and production companies, including co-founding Cayden Resources, which was acquired by Agnico Eagle Mines for $205 million. Mr. Wallace is also a co-founder and Director of Asanko Gold (now Galliano Gold) and a co-founder, Co-Chairman and Director of Torq Resources.

Laurie Curtis:

Mr. Curtis is a professional geologist who has spent over 50 years exploring and developing mining assets, especially in the Americas. He founded Intrepid Minerals, which transitioned through merger and acquisition to Intrepid Mines, which became a gold producer and developer. He has been actively involved as Director on the boards of several junior developers with producing mines, including Wheaton River Minerals, High River Gold Mines, Breakwater Resources and Buryatzoloto. Later in his career, Laurie shifted to the financial sector as a Mining Research Analyst for Clarus Securities then subsequently as Vice President, Senior analyst for Dundee Capital Markets. He joined Eastmain as a Director and Chairman in September 2015 and currently also serves as a Director of Excellon Resources. Laurie graduated with a BSc (Hons) from the Australian National University, a PhD at University of Toronto, and is Registered Professional Geoscientist in Ontario.

Peruvian Spin-Out Projects

Auryn will spin out its Peruvian projects to Auryn shareholder via two recently formed British Columbia companies. Auryn shareholders, as of the effective date of the Transaction, will receive one full share of each of the SpinCos for each Auryn share. The SpinCos will be reporting issuers in Canada and will rely on an exemption from registration the United States under section 12g3-2(b) of the 1934 Exchange Act for Canadian reporting issuers who make their Canadian filings available in the US. The SpinCos are likely to seek stock exchange listings once they achieve certain milestones including:

Sombrero
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Obtaining drill permits, currently in progress;
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Completing additional surface exploration and drill targeting on numerous targets that are in the process of being identified; and
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Securing additional community agreements.

Curibaya

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Completing drill targeting, currently underway;
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Obtaining drill permits, process initiated and underway; and
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Acquiring additional high-quality assets for its exploration portfolio.

Sombrero SpinCo:

The North Sombrero and South Sombrero properties comprise over 130,000 hectares to be owned or optioned by this SpinCo. The copper-gold concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be the north-western extension of the Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by multiple mineralized intrusive centers with significant copper and gold values from surface samples. The principal targets at Sombrero are copper-gold skarn, porphyry systems and precious metal epithermal deposits.

Curibaya SpinCo – Curibaya and Huilacollo:

The Curibaya Spinco will have 100% ownership of the Curibaya project which consists of approximately 11,000 hectares. The Curibaya project is located 48 km north-northeast of the provincial capital, Tacna, and is accessible by road in two and a half hours. It covers the regional Incapuquio fault zone and subsidiary structures, which are interpreted as one of the fundamental controls for both epithermal and porphyry styles of mineralization within the region. Initial surface sampling programs at Curibaya have returned numerous high-grade samples of silver, gold and copper over a four-kilometer by four-kilometer alteration system.

The Huilacollo epithermal property is comprised of approximately 3,300 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a four-kilometer by six-kilometer area. It is located 52 km from Tacna and is accessible by road with nearby high-voltage power lines and water. Contiguous to the Huilacollo property are the Tacora and Andamarca properties, which Auryn acquired in August 2017. Auryn’s technical team believes the epithermal system on the Tacora licenses is the continuation of the same oxide gold epithermal system observed on the Huilacollo licenses. The Andamarca license provides Auryn with a strategic land position that is considered important from an infrastructure standpoint if future mining were to occur.

Other Transaction Information

The Transaction will be legally implemented by way of two statutory plans of arrangement (collectively, the “Arrangements”), one involving Auryn under the Business Corporations Act (British Columbia) and one by Eastmain under the Business Corporations Act (Ontario). Full details of the Transaction and each of the Arrangements will be included in the two information circulars that are expected to be filed with the applicable securities regulatory authorities and mailed to Auryn and Eastmain securityholders in connection with their respective meetings. It is anticipated that a special meeting of the securityholders of Eastmain and an annual and special meeting of the securityholders of Auryn will be held in September 2020. Eastmain and Auryn securityholders are urged to read the respective information circulars once they are available, as they will contain additional important information about the Transaction including details about the tax treatment of the SpinCo portion of the Transaction for Canadian and US Auryn Shareholders. The Transaction is expected to be completed later in the year.

The Transaction is subject to a number of customary closing conditions, including the approval by a special majority of securityholders of both companies and the completion of the Financing, as well as approval of the Arrangements under British Columbia and Ontario law and approval of the TSX and NYSE American. The terms of the Financing, including pricing, will be settled in the context of the market after this announcement and the securities issued upon conversion of the subscription receipts issued under the Financing will not be subject to hold periods in Canada as a consequence of being issued in connection with the Arrangements. The securities issued in the Financing will be offered and sold pursuant to prospectus and registration exemptions and will only be offered where, and to whom, permitted by applicable law. A subsequent news release will provide the details of the Financing when they are determined.

Pursuant to the Agreement, each company is subject to customary non-solicitation covenants. In the event a superior proposal is made to a company, the other has the right to match such proposal. Under certain circumstances where the transaction is not completed because of a third-party superior proposal received by Eastmain or Auryn, the party accepting a superior proposal has agreed to pay a termination fee of 3.75% based on the defined value of the superior proposal.

None of the securities to be issued pursuant to the Arrangements including the Financing have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Board of Directors’ Recommendations

Each of the Boards of Directors of Auryn and Eastmain, following consultation with their financial and legal advisors and the recommendation of the respective special committees (each, a “Special Committee”) formed to consider the Transaction, have unanimously approved the Transaction. Both Boards of Directors recommend that their respective securityholders vote in favour of the resolutions to approve the Transaction.

Stifel Nicolaus Canada Inc. (“Stifel GMP”) has provided a verbal fairness opinion to the Board of Directors and the Special Committee of Auryn stating that, as of the date thereof and, based upon and subject to the assumptions, limitations, and qualifications stated in such opinion, that the transaction contemplated by the Arrangement is fair, from a financial point of view, to Auryn shareholders. Maxit Capital LP (“Maxit Capital”) has provided a fairness opinion to the Board of Directors and the Special Committee of Eastmain that, as of the date thereof and, based upon and subject to the assumptions, limitations, and qualifications stated in such opinion, that the consideration offered under the Arrangement is fair, from a financial point of view, to Eastmain shareholders.

The directors and officers of each of Auryn and Eastmain, collectively holding 17,097,116 Auryn securities and 16,962,821 Eastmain securities, have entered into voting agreements with Eastmain and Auryn, respectively, under which they agree to vote in favour of the resolutions approving the Transaction. In addition, shareholders of Eastmain collectively holding 20,635,398 Eastmain securities have entered into agreements with Auryn agreeing to vote the Eastmain securities they hold as of the record date in support of the resolutions approving the Transaction. Russell Starr, former investor relations executive with Auryn has left the Company’s employ as of July 18, 2020 to pursue other opportunities. Mr. Starr will continue to assist Auryn as a consultant.

Advisors and Counsel

Auryn has engaged Minvisory Corp as its financial advisor and McMillan LLP as its legal counsel. Auryn’s Special Committee retained Stifel GMP as its financial advisor and Blake, Cassels & Graydon LLP as its legal counsel.

Eastmain has engaged Maxit Capital as its financial advisor and Cassels Brock & Blackwell LLP as its legal counsel.

Qualified Person and Technical Information

The technical information contained in this news release relating to Auryn has been approved by Michael Henrichsen, Chief Geologist of Auryn, who is a “qualified person” within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The technical information contained in this news release relating to Eastmain has been approved by Bill McGuinty, VP of Exploration of Eastmain, who is a “qualified person” within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

For additional information, including with respect to the key assumptions, parameters and methods used in respect of the resource estimate for Eau Claire, refer to the technical report entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada” with an effective date of February 4, 2018 and dated July 3, 2018, available on SEDAR.

For additional information, including with respect to the key assumptions, parameters and methods used in respect of the resource estimate for Committee Bay, refer to the technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” with an effective date of May 31, 2017 and dated October 23, 2019, available on SEDAR.

For additional information, including with respect to the key assumptions, parameters and methods used in respect of the resource estimate for Homestake Ridge, refer to the technical report entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Homestake Ridge Gold Project, Skeena Mining Division, British Columbia” with an effective date of May 29, 2020 and amended and restated effective June 24, 2020, available on SEDAR.

There are no mineral resource or mineral reserve estimates on any of the properties to be held by the SpinCos. There is no certainty that future mineral resources or reserves will be defined on these properties. In addition, if mineral resources and reserves are defined, the quantity of mineral resources and reserves may vary depending on, among other things, fluctuations in gold and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of hereof.

Conference Call:

To discuss the transaction, Auryn and Eastmain will host a conference call on Thursday, July 30th at 8:00 AM PDT/11:00 AM EDT.

A link to the live webcast of the conference call will be on Auryn’s website at www.aurynresources.com, as well as on the Fury Gold website at www.furygoldmines.com.

For those preferring to listen by telephone, please dial 416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To listen to the replay, please dial 416-764-8677 or toll-free 1-888-390-0541, access code 944859.

The webcast, along with presentation slides, will be archived on the websites.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman and Director

AND ON BEHALF OF THE BOARD OF DIRECTORS OF EASTMAIN RESOURCES INC.

Blair Schultz
Interim President and CEO

For further information please contact:

Auryn Resources

Natasha Frakes, Manager of Corporate Communications

778-729-0600

info@aurynresources.com

Eastmain Resources

Blair Schultz, Interim President and CEO

647-347-3735

bschultz@eastmain.com

About Auryn

Auryn is a technology-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. Auryn has a portfolio approach to asset acquisition and has six projects, including two flagship projects: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Eastmain

Eastmain is a Canadian exploration company operating in the Eeyou Istchee emerging James Bay gold camp in Québec. Eastmain holds a 100%-interest in the Clearwater Property, host of the Eau Claire Project, for which it issued a Preliminary Economic Assessment (“PEA”) in May 2018, and the Percival Discovery made in November 2018. Eastmain is also the operator of the Éléonore South Joint Venture, located immediately south of Newmont’s Éléonore Mine, which hosts the Moni/Contact Trend Discovery (2017).

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including statements with respect to the Transaction, including the benefits of the Transaction, the creation of Fury Gold and its board of directors and advisory board, the terms and completion of the Financing, Fury Gold’s exploration and development plans, the application to list Fury Gold on the TSX and NYSE American, the anticipated meeting dates and mailing of the information circulars in respect of the meetings, timing for completion of the Transaction and receiving the required regulatory and court approvals, and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company and Eastmain to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in (i) Auryn’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. and (ii) Eastmain’s Annual Information Form and MD&A for the year ended October 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com

Cautionary Note to US Investors

This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Accordingly, information contained or incorporated by reference in this news release that describes mineral deposits may not be comparable to similar information made public by issuers subject to the United States Securities and Exchange Commission’s reporting and disclosure requirements applicable to domestic United States issuers.

Disclaimer

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.